ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

John Hancock Financial Opportunities Fund

At a meeting held on September 14-16, 2015, the Board approved the change of the Fiscal Year End for the John Hancock Financial Opportunities Fund from 10/31 to 12/31.